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                             June 21, 2021

       Jonathan E. Lim
       Chief Executive Officer
       Erasca, Inc.
       10835 Road to the Cure, Suite 140
       San Diego, CA 92121

                                                        Re: Erasca, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted June 9,
2021
                                                            CIK No. 0001761918

       Dear Dr. Lim:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus summary, page 1

   1. We note your response to our prior comment 4 and reissue. For each of the nine programs in the discovery and
the IND-enabling stages, please provide us with a detailed analysis of why each of those
programs is sufficiently material to your business to warrant inclusion in your pipeline table
or revise your table to remove programs that are not sufficiently material. In this
regard we note, as examples only, that you do not list the programs currently in discovery
or in the IND-enabling stage on your website, you do not appear to discuss them in your
Management's Discussion and Analysis of Financial Condition
                                                        section, and you do not
appear to have plans to use the proceeds of this offering to advance all of these
programs.
 Jonathan E. Lim
Erasca, Inc.
June 21, 2021
Page 2
2. Refer to your response to our prior comment 5. Your pipeline table, which indicates that you are currently in Phase 1 of HERKULES-2, HERKULES-3 and HERKULES-4 clinical trials, appears to be inconsistent with your disclosure on pages 4 and 127 that you
         are planning to begin the dosing of first patients in HERKULES-2, HERKULES-3, and
         HERKULES-4 in the future. If these trials have not yet begun, please revise your pipeline table here and throughout the registration statement accordingly. Business
Patient lives at stake annually with RAS/MAPK pathway alterations, page 120

3. Please provide support for your statement here as it relates to your belief that "[y]our deep and focused pipeline has the potential to target 100% of CRC, ~90% of pancreatic cancer,
         ~70% of head and neck squamous cell carcinoma (HNSCC), ~65% of melanoma, ~55%
         of GBM, ~40% of NSCLC, and ~40% of AML, and also the potential to provide targeted therapy options for many patients with RAS/MAPK pathway-driven tumors in a wide range of less common histologies." In this regard, we note that you appear to have only one product candidate in Phase 1 and one product candidate in Phase 2 of clinical trials and that all remaining product candidates are still either in discovery or pre-clinical trials.
         In addition, none of the types of cancers you reference in this statement appear to be included as specific indications in your pipeline table.
ERAS-601: our SHP2 inhibitor, page 147

4. We note your response to our prior comment 11 and reissue in part. Please identify the four serious adverse events (SAEs) observed in the clinical trial referenced on pages 152 and 153.
Our acquisition and license agreements
University of California, San Francisco, page 176

5. We note your response to our prior comment 13 and reissue in part. On page 177, you state that you are obligated to pay tiered sublicensing fees ranging from "low double digit percentages to up to 30%." Please revise to clarify what you mean by low double digit
         percentages    so that investors understand the potential range of
royalty payments in a
         range not to exceed ten percent. If the range is more than ten percent, please provide a range within ten percent for each tier or disclose the number of tiers.
Government Regulation
Foreign
FirstNameRegulation, page 191 E. Lim
           LastNameJonathan
Comapany
6.         NameErasca,
       We note           Inc. to our prior comment 12 and reissue. Please
revise this section to
                your response
       describe
June 21,        the approval
         2021 Page   2       process in China and Japan.
FirstName LastName
 Jonathan E. Lim
FirstName
Erasca, Inc.LastNameJonathan E. Lim
Comapany
June        NameErasca, Inc.
     21, 2021
June 21,
Page 3 2021 Page 3
FirstName LastName
       You may contact Julie Sherman at 202-551-3640 or Angela Connell at 202-551-3426 if
you have questions regarding comments on the financial statements and related matters. Please contact Tonya Aldave at 202-551-3601 or Sonia Bednarowski at 202-551-3666 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      Matt Bush, Esq.